UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

IMAGEWARE SYSTEMS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	33-0224167
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

13500 Evening Creek Drive N., Suite 550
San Diego, CA 92128
(Address of Principal Executive Offices)

(858) 673-8600
(Registrant’s Telephone Number, Including Area Code)

____________________

This Information Statement is being furnished on or about October 27, 2020 to the stockholders of record of ImageWare Systems, Inc.at the close of business on October 21, 2020.

13500 Evening Creek Drive N., Suite 550
San Diego, CA 92128

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
AND RULE 14f-1 PROMULGATED THEREUNDER

Notice of Change in the Majority of the Board of Directors

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF IMAGEWARE SYSTEMS, INC. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.
________________

INTRODUCTION

This Information Statement is being mailed on or about October 27, 2020 to holders of record as of the close of business on October 21, 2020 (the “Record Date”) of shares of common stock, par value $0.01 per share (“Common Stock”), Series A Convertible Redeemable Preferred Stock, par value $0.01 per share (“Series A Preferred”), Series A-1 Convertible Preferred Stock, par value $0.01 per share (“Series A-1 Preferred”), Series B Convertible Redeemable Preferred Stock, par value $0.01 per share (“Series B Preferred”), and Series C Convertible Redeemable Preferred Stock, par value $0.01 per share (“Series C Preferred”), of ImageWare Systems, Inc., a Delaware Corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-l promulgated thereunder, in connection with an anticipated change in a majority of the members of our Board of Directors (the “Board”) other than by a meeting of stockholders.

You are receiving this Information Statement in connection with the expected designation of new members to the Board. Section 14(f) of the Exchange Act (“Section 14(f)”) and Rule 14f-1 require the mailing to our stockholders of record the information set forth in this Information Statement at least ten days prior to the date that a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the matters described below will not occur until at least ten days following the mailing of this Information Statement.

On September 28, 2020, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) whereby the Company agreed to sell a series of the Company’s preferred stock, par value $0.01 per share (“Preferred Stock”) to be designated Series D Convertible Preferred Stock, par value $0.01 (the “Series D Preferred”), for a purchase price of $1,000 per share, to certain accredited investors. The Purchase Agreement provides for the issuance of Series D Preferred Stock at closing (the “Closing”) resulting in gross proceeds to the Company of approximately $10.9 million; however, the Purchase Agreement permits the Company to issue additional Series D Preferred at Closing resulting in aggregate gross proceeds of up to $15.0 million (the “Series D Financing”).

Under the terms of the Purchase Agreement, upon the Closing of the Series D Financing, the holders of Series D Preferred (the “Series D Holders”) will own approximately 50% of the voting securities of the Company on an as-converted basis, with the holders of the Common Stock and remaining classes of Preferred Stock, including Series A Preferred, Series A-1 Preferred, Series B Preferred and Series C Preferred, owning the remaining approximate 50% on an as-converted basis. Additionally, the Purchase Agreement provides that all current members of the Company’s Board will resign at Closing, with the exception of Kristin Taylor, the Company’s President and Chief Executive Officer, and two new members of the Board will be appointed by the Series D Holders (the “Series D Directors”). At or after Closing, Ms. Taylor and the Series D Directors have the right to appoint two additional new independent directors (the “New Directors”).

There will not be any changes to the composition of the current Board prior to the tenth day following the Company’s mailing of this Information Statement to its stockholders, which mailing is anticipated to occur on or about October 27, 2020.

 For additional information concerning the transactions and relating to the Series D Financing, see the Company’s Current Report on Form 8-K filed with the SEC on September 30, 2020 (the “Form 8-K”) and the Company’s Information Statement on Schedule 14A filed by with the SEC on October 13, 2020.

Please read this Information Statement carefully. It describes the terms of various transactions that are expected to be consummated on or about November 6, 2020, that will result in a change of control of the Company. It also contains certain biographical and other information concerning the current executive officers and directors of the Company, as well as the expected Series D Directors. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding public companies that file reports with the SEC. Copies of this and the Company’s other public filings may be obtained from the SEC’s website at http://www.sec.gov.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF DIRECTOR DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

DIRECTORS AND OFFICERS PRIOR TO THE BOARD RESTRUCTURING

The following table sets forth information regarding the Company’s executive officers and directors prior to the restructuring of the Board anticipated as a result of the Series D Financing (“Board Restructuring”):

Name	Age	Title/Position Held with the Company
Kristin Taylor	53	President, Chief Executive Officer, Director
Jonathan D. Morris	44	Senior Vice President, Chief Financial Officer
S. James Miller, Jr.	66	Chair of the Board
David Carey	75	Director
Neal Goldman	76	Director
Guy Steve Hamm	72	Director
Dana W. Kammersgard	64	Director
David Loesch	76	Director

Messrs. Carey, Goldman, Hamm, Kammersgard, Loesch and Miller intend to resign from their position as a member of our Board upon the Closing of the Series D Financing, or at such time that the Company has complied with the Section 14(f) and Rule 14f-1 requirements, whereby each will resign immediately thereafter.

The following biographical information regarding the foregoing directors and officers of the Company, prior to the Board Restructuring, is presented below:

 Kristin Taylor serves as our President and Chief Executive Officer since her appointment in March 2020 and as a member of our Board since May 2020, and is a seasoned innovative technology executive with over 20 years of experience in leading organizational modernization and developing go-to-market strategies. She formerly served as Principal of Veritas Lux since November 2019 and principal of Kristin Taylor Consulting since 2012, in which she developed a proprietary algorithmic methodology to weigh and rank the most influential global technical analysts. From 2017 to 2019, Ms. Taylor served as Global Vice President of Worldwide Analyst Relations at IBM and led the efforts to modernize and transform IBM's analyst relations organization to drive revenue, not just influence. From 2013 to 2017, she served as Vice President, Global Analyst and Public Relations at MediaTek, the third largest fabless semiconductor company in the world with a $30 billion market cap, where she led the buildout of a new global Public and Analyst Relations organization to penetrate the North American, European, Latin American, Russian and Indian markets. Prior to that, she served in various positions of increasing responsibility with Qualcomm from 1998 to 2010 including: Head of Industry Analyst Relations, Senior Director of Business Development, and Director of Information Technology. Ms. Taylor developed and commercialized a highly successful embedded computing module, designed for notebook computers which thrust Qualcomm into the computing sector in 2006 to create hundreds of millions of valuation as they expanded from mobile. Ms. Taylor earned her Bachelor's degree in Sociology and Business Management from the University of New Hampshire in Durham, New Hampshire.

Jonathan D. Morris serves as our Senior Vice President, Chief Financial Officer since his appointment in May 2020. Mr. Morris has over 23 years of experience as a finance executive holding key leadership positions in financial management, mergers & acquisitions, private equity, and both merchant banking and investment banking. Mr. Morris previously served as Chief Financial Officer of American Patriot Brands, a provider of consumer staples since joining the organization in 2019.  Prior to that, Mr. Morris led Direct Investments and Special Opportunities with a Private Family Office from 2015 to 2019, where his primary responsibilities included the investment sourcing and long-term strategic partnerships with core stakeholders both domestically and internationally. Previously, Mr. Morris served at Blackstone Group, Inc. in Technology, Media and Telecommunications and served as a board member of SunGard.  From 2005 to 2012, he served in the TMT Investment Banking Division of Credit Suisse. Mr. Morris began his career in 1997 within the merchant banking division of Lombard, Odier et Cie, private bank in Switzerland. Mr. Morris earned his Bachelor's degree in Finance from the University of Virginia and an MBA from Georgetown University.

S. James Miller, Jr.  served as our Chief Executive Officer and President since 1990 until March 2, 2020 and currently serves as Chair of the Board since 1996. Prior to joining the Company, from 1980 to 1990, Mr. Miller was an executive with Oak Industries, Inc., a manufacturer of components for the telecommunications industry. While at Oak Industries, Mr. Miller served as a director and as Senior Vice President, General Counsel, Corporate Secretary and Chairman/President of Oak Industries’ Pacific Rim subsidiaries. He has a J.D. from the University of San Diego School of Law and a B.A. from the University of California, San Diego.

The Nominating and Corporate Governance Committee believes that Mr. Miller possessed the substantial managerial expertise necessary to lead the Company through its various stages of development and growth. Additionally, the historical knowledge of the Company and his knowledge of the daily operations of the Company was extremely valuable to the Board and management as it executed the Company’s business plan. In addition, the Board valued the input provided by Mr. Miller given his legal expertise.

David Carey was appointed to the Board in February 2006. Mr. Carey currently serves as the Chairman of Proxy Boards for Leonard DRS Technologies and OnPoint Consulting. In addition, he is a member of the Proxy Board for Informatica Federal Operations, Corp. and serves on a number of Advisory Boards. Mr. Carey briefly served on the Board of Cybergy, Inc., a publicly-listed company prior to his resignation in 2015. He is a former Executive Director of the Central Intelligence Agency (“CIA”), where he served for 32 years until 2001. During his career with the CIA, Mr. Carey held several senior positions including that of Executive Director, often referred to as the Chief Operating Officer within the agency. Mr. Carey earned his B.S. in Economics from Cornell University and a MBA from the University of Delaware.

The Board believes that Mr. Carey’s experience as a former Executive Director of the CIA and his in-depth knowledge and expertise with IT security matters as well as his extensive network within the intelligence and security community, provided the Board with specialized expertise and insight into the specific markets in which the Company operates.

Neal Goldman was appointed to the Board in August 2012. Mr. Goldman is currently President, Chief Compliance Officer and a director of Goldman Capital Management, Inc., an employee owned investment advisor that he founded in 1985. Additionally, Mr. Goldman is Chairman of Charles and Colvard, LTD, a specialty jewelry company. Mr. Goldman has previously served as a member of the Board of Directors and its Compensation Committee for Blyth, Inc., a New York Stock Exchange-listed designer and marketer of home decorative and fragrance products.

Mr. Goldman is the Company’s largest shareholder and has significant investment experience.  As a result, the Board believes that Mr. Goldman provided valuable insight to the Board as it sought to build shareholder value.

Guy Steve Hamm was appointed to the Board in October 2004. Mr. Hamm served as CFO of Aspen Holding, a privately held insurance provider, from December 2005 to February 2007. In 2003, Mr. Hamm retired from PricewaterhouseCoopers, where he was a national partner-in-charge of middle market. Mr. Hamm was instrumental in growing the Audit Business Advisory Services (“ABAS”) Middle Market practice at PricewaterhouseCoopers, where he was responsible for $300 million in revenue and more than 100 partners. Mr. Hamm is a graduate of San Diego State University.

The Board believes that Mr. Hamm’s experience in public accounting, together with his managerial experience as a Chief Financial Officer, provided the Audit Committee with the expertise needed to oversee the Company’s finance and accounting functions and oversight of its independent registered public accountants.

Dana Kammersgard was appointed to the Board in May of 2016. He is currently the Executive Vice President, Cloud Systems and Solutions for Seagate Technology (“Seagate Systems”), where he is responsible for all storage systems related products and strategies. Prior to joining Seagate Systems in 2015, he served as the President, Chief Executive Officer and a director of Dot Hill System Corp. (“Dot Hill”) since 2006. Mr. Kammersgard served as President of Dot Hill from 2004 to 2006 and from 1999 to 2004, he served as its Chief Technical Officer. Mr. Kammersgard was a Founder of Artecon, Inc. (“Artecon”) a storage systems company, where he served as a director from its inception in 1984 until the Artecon’s merger with a competitor, Box Hill Systems Corp. in 1999. While at Artecon, Mr. Kammersgard served in various positions, including Secretary and Senior Vice President of Engineering from March 1998 until August 1999, and as Vice President of Sales and Marketing from March 1997 until March 1998. Prior to that, Mr. Kammersgard was the Director of Software Development at Calma, a division of General Electric Company. Mr. Kammersgard holds a B.A. in chemistry from the University of California, San Diego.

The Board believes that Mr. Kammersgard’s engineering and technical experience, coupled with his senior executive management experience with technology companies, was valuable to the Company’s Board and senior management in navigating the technical and marketing challenges within the industry.

David Loesch was appointed to the Board in September 2001. Prior to that, he served as a Special Agent with the Federal Bureau of Investigations (“FBI”) for 29 years and upon his retirement from the FBI, Mr. Loesch was the Assistant Director in Charge of the Criminal Justice Information Services Division. He was awarded the Presidential Rank Award for Meritorious Executive in 1998 and has served on the Board of Directors of the Special Agents Mutual Benefit Association since 1996. He is also a member of the International Association of Chiefs of Police and the Society of Former Special Agents of the FBI, Inc. In 1999, Mr. Loesch was appointed by former Attorney General Janet Reno to serve as one of 15 original members of the Compact Council, an organization charged with promulgating rules and procedures governing the use and exchange of criminal history records for non-criminal justice use. Mr. Loesch served in the United States Army as an Officer with the 101st Airborne Division in Vietnam. He holds a Bachelor’s degree from Canisius College and a Master’s degree in Criminal Justice from George Washington University. Mr. Loesch continues to work as a private consultant on criminal justice information sharing and the use of biometrics to help identify criminals and individuals of special concern.

The Board believes that Mr. Loesch’s extensive service as a Special Agent with the FBI, together with his knowledge of security issues relevant to the Company’s products and markets, provided the Board and the Company with valuable input regarding the Company’s competitors and the markets in which the Company serves.

DIRECTORS AND OFFICERS FOLLOWING THE BOARD RESTRUCTURING AND FILING OF THIS INFORMATION STATEMENT

The following table sets forth information regarding the Company’s executive officers and directors following the Board Restructuring, including those directors who will be appointed on or after ten days following the mailing of this Information Statement to the Company’s stockholders.

In addition to the information provided below and elsewhere within this Information Statement, the Company will file a Current Report on Form 8-K disclosing the appointment of any new members to the Board, as well as at such times that Kristin Taylor and the Series D Directors have exercised their right to appoint the two additional directors. In addition, although Messrs. Miller, Carey, Goldman, Hamm, Kammersgard, Loesch and Miller currently continue to serve as a director on the Board, as noted above, each has agreed to resign from such position on or after ten days following the mailing of this Information Statement to the Company’s stockholders; therefore, they have been omitted from the below table.

Name	Age	Title/Position Held with the Company
Kristin Taylor	53	President, Chief Executive Officer, Director
Jonathan D. Morris	44	Senior Vice President, Chief Financial Officer
Benjamin Smeal (1)	42	Director
James M. Demitrieus (2)	72	Director

(1)
Benjamin Smeal will be appointed as a director on the Board on or about ten days following the mailing of this Information Statement to the Company’s stockholders.

(2)
James M. Demitrieus will be appointed as a director on the Board on or about ten days following the mailing of this Information Statement to the Company’s stockholders.

There are no familial relationships between any of the Company’s executive officers and directors listed above.

The following biographical information regarding the foregoing directors and officers of the Company following the Board Restructuring and the filing of this Information Statement is presented below:

Kristin Taylor, President, Chief Executive Officer and Director. Please see Ms. Taylor’s biography under the section of this Information Statement titled Directors and Officers Prior to the Transaction”.

Jonathan D. Morris, Senior Vice President and Chief Financial Officer. Please see Mr. Morris’s biography under the section of this Information Statement titled Directors and Officers Prior to the Transaction”.

James M. Demitrieus.  From March 2018 to present, Mr. Demitrieus has served as Managing Director of Jameson Associates, a specialty investment management and financial advisory firm.  Prior to Jameson, he served in multiple positions at Eyelock Corporation beginning in 2009, including Chief Executive Officer from 2010 to 2018.  Eyelock Corporation provides iris based biometric solutions to various business verticals.  Prior to Eyelock Corporation, he served in various senior executive roles, including as President of Sherwood Valve, a division of Harsco Corporation, and as Chief Executive Officer at Aluma Systems.  Earlier in Mr. Demitrieus’ career, he served in numerous senior accounting and finance roles, including with the public accounting firm of Arthur Andersen & Co.  Mr. Demitrieus holds a Bachelor's in Business Administration from Adelphi University in New York. The Company expects to appoint Mr. Demitrieus to the Board on or about ten days following the mailing of this Information Statement to the Company’s stockholders.

Mr. Demitrieus was selected as a member of the Board pending consummation of the Series D Financing due to his experience in the field of biometrics, as well as his extensive management, finance and accounting experience, that management believes will provide the Board with valuable insights regarding monetizing the Company’s product offerings and intellectual property.

Benjamin Smeal. Since April 2018, Mr. Smeal has been a private investor. From April 2017 to April 2018, he served as the Associate Director, Public Equities at Willett Advisors, the family office of Michael R. Bloomberg, managing substantially all of Bloomberg's personal assets in addition to those of Bloomberg Philanthropies. From November 2007 to April 2017, he held the role of Senior Analyst at Kenmare Management, a hedge fund focused on U.S. equities. Mr. Smeal holds a Bachelor of Arts in Political Economy from Williams College in Williamstown, Massachusetts, and a Master of Business Administration, with a focus on Value Investing, from Columbia Business School in New York, New York. The Company expects to appoint Mr. Smeal to the Board on or about ten days following the mailing of this Information Statement to the Company’s stockholders.

Mr. Smeal was selected as a member of the Board pending consummation of the Series D Financing due to his capital market experience, as well as his experience working with undervalued companies, that management believes will assist in the Board’s efforts to create value for shareholders as it executes its business plan following consummation of the Series D Financing.

There have been no events under any bankruptcy act, no criminal proceedings and no judgments or injunctions material to the evaluation of the ability and integrity of any director or nominee set forth above during the past ten years.

CORPORATE GOVERNANCE

There will not be any changes to the composition of the current Board prior to the tenth day following the Company’s mailing of this Information Statement to its stockholders, which mailing is anticipated to occur on or about October 27, 2020. Certain disclosure which follows regarding corporate governance refers to the Company’s Board and corporate governance policies and procedures prior to the resignation of those directors which intend to resign upon the Closing of the Series D Financing, and does not reflect the Company’s corporate governance policies and procedures subsequent to such resignations.

Board of Directors; Attendance at Meetings

The Board held three meetings and acted by unanimous written consent one time during the year ended December 31, 2019. Each director attended at least 75% of Board meetings during the year ended December 31, 2019. We have no formal policy with respect to the attendance of Board members at annual meetings of shareholders, but encourage all incumbent directors and director nominees to attend each annual meeting of shareholders.

Director Independence

Our Board has determined that all of its members, other than Mr. Goldman, who beneficially owned approximately 31.34% of the Company’s Common Stock prior to the Board Restructuring are “independent” within the meaning of the Nasdaq Stock Market Rules and SEC rules regarding independence.

Board Committees and Charters

Our Board has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, each of which has the composition and responsibilities described below.

Audit Committee

The Audit Committee provides assistance to the Board in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The Audit Committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy it that the accountants are independent of management. The Audit Committee currently consists of Messrs. Hamm (Committee Chair), Carey and Loesch, each of whom is a non-management member of our Board. Mr. Hamm is also our Audit Committee financial expert, as currently defined under current SEC rules. The Audit Committee met three times during the year ended December 31, 2019.  We believe that the composition of our Audit Committee meets the criteria for independence under, and the functioning of our Audit Committee complies with the applicable Nasdaq Stock Market Rules and SEC rules and regulations.

Compensation Committee

The Compensation Committee determines our general compensation policies and the compensation provided to our directors and officers. The Compensation Committee also reviews and determines bonuses for our officers and other employees. In addition, the Compensation Committee reviews and determines equity-based compensation for our directors, officers, employees and consultants and administers our stock option plans. The Compensation Committee currently consists of Messrs. Carey (Committee Chair) and Goldman, each of whom is a non-management member of our Board. The Compensation Committee met one time during the year ended December 31, 2019. Although Mr. Carey meet the criteria for independence under the applicable Nasdaq Stock Market Rules and SEC rules and regulations, Mr. Goldman is not considered independent under such requirements.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for making recommendations to the Board regarding candidates for directorships and the size and composition of the Board. In addition, the Nominating and Corporate Governance Committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the Board concerning corporate governance matters. The Nominating and Corporate Governance Committee currently consists of all the nonemployee members of the Board. The Nominating and Corporate Governance Committee met three times during the year ended December 31, 2019.

Board Leadership Structure

Our Board has discretion to determine whether to separate or combine the roles of Chief Executive Officer and Chair of the Board. Prior to the appointment of Kristin Taylor as President and Chief Executive Officer on March 2, 2020, and during the year ended December 31, 2019, S. James Miller held the roles of both Chief Executive Officer and Chair of the Board since 1996, and our Board believed that at the time, his combined role was advantageous to the Company and its stockholders. At such time as Messrs. Smeal and Demitrius are appointed to the Board, the Board will elect a new Chair of the Board.

The Board maintains effective independent oversight through a number of governance practices, including open and direct communication with management, input on meeting agendas, and regular executive sessions.

 Board Role in Risk Assessment

Management, in consultation with outside professionals, as applicable, identifies risks associated with the Company’s operations, strategies and financial statements. Risk assessment is also performed through periodic reports received by the Audit Committee from management, counsel and the Company’s independent registered public accountants relating to risk assessment and management. Audit Committee members meet privately in executive sessions with representatives of the Company’s independent registered public accountants. The Board also provides risk oversight through its periodic reviews of the financial and operational performance of the Company.

Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics policy that applies to our directors and employees (including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions). The Company intends to promptly disclose (i) the nature of any amendment to this code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and (ii) the nature of any waiver, including an implicit waiver, from a provision of this code of ethics that is granted to one of these specified individuals, the name of such person who is granted the waiver and the date of the waiver on our website in the future.  A copy of our Code of Business Conduct and Ethics can be obtained from our website at http://www.iwsinc.com.

Indemnification of Officers and Directors

To the extent permitted by Delaware law, the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain information about the compensation paid or accrued during the years ended December 31, 2019 and 2018 to our Chief Executive Officer and each of our two most highly compensated executive officers other than our Chief Executive Officer who were serving as executive officers at December 31, 2019, and whose annual compensation exceeded $100,000 during such year or would have exceeded $100,000 during such year if the executive officer were employed by the Company for the entire fiscal year (collectively the “Named Executive Officers”).

Name and Principal Position	Year	Salary	Stock Awards	Option Awards (1)(2)	All Other Compensation		Total

S. James Miller, Jr.	2019	$400,856	$-	$-	$16,799		$417,655
Chair of the Board and	2018	$387,787	$-	$199,408	$19,967	(3)	$607,162
Former Chief Executive Officer
David Harding	2019	$275,000	$-	$-	$4,784		$279,784
Former Vice President and	2018	$275,000	$-	$161,481	$5,288	(4)	$441,769
Chief Technical Officer
David Somerville	2019	235,000	$-	-	8,963		$243,963
Former Sr. Vice President Sales	2018	$230,631	$-	$90,400	$67,089	(5)	$388,120
and Marketing

(1)
All option awards were granted under the Company’s 1999 Stock Option Plan (the “1999 Plan”).

(2)
The amounts presented in this column do not reflect the cash value or realizable value of option grants to the named executive officers during the year ended December 31, 2019 or 2018. During the year ended December 31, 2019 and 2018, no named executive officer exercised an option and therefore no value was realized during the reporting period. The amounts reflect the grant date fair value of the options awarded in the fiscal years ended December 31, 2019 and 2018, respectively, in accordance with the provisions of FASB ASC Topic 718. We have elected to use the Black-Scholes option-pricing model, which incorporates various assumptions including volatility, expected life, and interest rates. We are required to make various assumptions in the application of the Black-Scholes option-pricing model and have determined that the best measure of expected volatility is based on the historical weekly volatility of our Common Stock. Historical volatility factors utilized in our Black-Scholes computations for options granted during the years ended December 31, 2019 and 2018 ranged from 64% to 57%. We have elected to estimate the expected life of an award based upon the SEC approved “simplified method” noted under the provisions of Staff Accounting Bulletin Topic 14. The expected term used by the Company during the years ended December 31, 2019 and 2018 was 5.17 years. The difference between the actual historical expected life and the simplified method was immaterial. The interest rate used is the risk-free interest rate and is based upon U.S. Treasury rates appropriate for the expected term. Interest rates used in the Company’s Black-Scholes calculations for the years ended December 31, 2019 and 2018 was 2.58%. Dividend yield is zero, as we do not expect to declare any dividends on shares of our Common Stock in the foreseeable future. In addition to the key assumptions used in the Black-Scholes model, the estimated forfeiture rate at the time of valuation is a critical assumption. We have estimated an annualized forfeiture rate of 0% for corporate officers, 4.1% for members of the Board and 6.0% for all other employees. We review the expected forfeiture rate annually to determine if that percent is still reasonable based on historical experience.

(3)
This amount includes premiums on life insurance and disability insurance of $2,984 and matching 401(k) contributions of $1,800. Effective July 21, 2020, Mr. Harding resigned from his position with the Company.

(4)
This amount includes premiums on life insurance and disability insurance of $8,399 and matching 401(k) contributions of $8,400.

(5)
This amount includes premiums in life insurance and disability insurance of $1,848 and matching 401(k) contributions of $7,115. Effective March 9, 2020, Mr. Somerville resigned from his position with the Company.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding unexercised options, stock that has not vested and equity incentive awards held by each of the then Named Executive Officers outstanding as of December 31, 2019:

	Option Awards				Stock Awards
	Number of Securities Underlying Unexercised Options: Exercisable (#)	Number of Securities Underlying Unexercised Options: Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares That Have Not Vested (#)	Market Value of Shares That Have Not Vested ($)
Former Named Executive Officers
David Harding	325,000	—	$0.92	2/2/2022	—	$—
	100,000	—	$0.93	2/8/2023	—	$—
	75,000	—	$1.93	10/29/2023	—	$—
	50,000	—	$2.29	12/15/2024	—	$—
	125,000	—	$1.73	9/14/2025	—	$—
	300,000	---	$1.37	9/20/2026	—	$—
	58,375	41,625	$1.75	1/31/2028	—	$—

S. James Miller, Jr.	225,000	—	$1.11	3/10/2021	—	$—
	450,000	—	$0.92	2/2/2022	—	$—
	100,000	—	$0.93	2/8/2023	—	$—
	100,000	—	$1.93	10/29/2023	—	$—
	50,000	—	$2.29	12/15/2024	—	$—
	150,000	—	$1.73	9/14/2025	—	$—
	300,000	---	$1.37	9/20/2026	—	$—
	116,679	83,330	$1.75	1/31/2028	—	$—

David Somerville	175.000	125,000	$1.75	1/31/2028	—	$—

Employment Agreements

Kristin Taylor. On March 2, 2020, we entered into an employment agreement with Ms. Kristin Taylor, the Company’s President and Chief Executive Officer. This agreement provides for an annual base salary of $330,000 for a period of 24 months effective April 10, 2020. The agreement is also provides for (i) the grant of a stock option to purchase 1.75 million shares of the Company's Common Stock, which stock option shall vest in three equal annual installments beginning one year from the date of issuance; (ii) an annual bonus equal to 100% of Ms. Taylor's annual salary upon meeting the following performance objectives: (a) the Company establishing a major partnership that generates $1.5 million in revenue during the calendar year 2020; (b) the Company achieving positive cash flow by the year ended December 31, 2020; (c) the Company's operating loss being reduced by a minimum of 50% by the year ended December 31, 2020; and (d) total sales exceeding $10.0 million in 2020, with each objective equal to 25% of the total bonus objective. If all performance objectives are met, Ms. Taylor will be granted an additional stock option to purchase 500,000 shares of Common Stock. In the event of termination of her employment other than by reason of death or disability, or for cause, the employment agreement is also anticipated to provide Ms. Taylor with certain severance payments, including continuation of her salary for the greater of one year or the remaining term under her employment agreement.

Former Named Executive Officers

S. James Miller, Jr. On October 1, 2005, the Company entered into an employment agreement with Mr. Miller, pursuant to which Mr. Miller served as President and Chief Executive Officer until his resignation on March 2, 2020. On March 2, 2020, the Company entered into a Transition Services Agreement (the “Transition Agreement”) with Mr. Miller, whereby Mr. Miller continued to serve the Company as its Executive Chairman of the Board of Directors until May 2, 2021 (the “Term”). Under the Transition Agreement, Mr. Miller will receive a base salary of $228,000 annually, payable in semi-monthly installments. Mr. Miller is also entitled to reimbursement for reasonable expenses incurred in connection with the Company’s business, as well as the following severance benefits if the Company terminates the Agreement without cause, in the event of an involuntary termination, or in the event of an involuntary termination in the event of a change in control (as defined below): (i) a lump sum cash payment equal to twelve months’ base salary; (ii) continuation of Mr. Miller’s fringe benefits and medical insurance for a period of one year; and (iii) immediate vesting of all stock options and restricted stock, taken collectively, granted by the Company prior any involuntary termination that are then unexercisable or unvested as of the date of such involuntary termination.

  David Harding. On January 1, 2013, the Company entered into an Emloyment Agreement with Mr. David Harding, pursuant to which Mr. Harding served as the Company’s Vice President and Chief Technical Officer until his resignation on July 21, 2020. The Agreement was originally for a one-year term, ending on December 31, 2013; however, the Agreement was amended to extend the expiration date to December 31, 2020. Under the terms of the Agreement, Mr. Harding was paid a semi-monthly base salary of $9,375. Following his resignation, Mr. Harding received his then current salary accrued through the effective date of his resignation, plus accrued compensation in connection with unused vacation.

For purposes of the above-referenced agreements, termination for “cause” means the executive’s commission of a criminal act or an act of fraud, embezzlement, breach of trust or other act of gross misconduct; violations of policies or rules of the Company; refusal to follow the direction given by the Company from time to time or breach of any covenant or obligation under the above-referenced agreements or other agreements with the Company; neglect of duty; misappropriation, concealment, or conversion of any money or property of the Company; intentional damage or destruction of property of the Company; reckless conduct which endangers the safety of other persons or property during the course of employment or while on premises leased or owned by the Company; or a breach of any obligation or requirement set forth in the above-referenced agreements. A “change in control” as used in these agreements generally means the occurrence of any of the following events: (i) the acquisition by any person or group of 50% or more of the Company’s outstanding voting stock; (ii) the consummation of a merger, consolidation, reorganization, or similar transaction other than a transaction: (1) in which substantially all of the holders of the Company’s voting stock hold or receive directly or indirectly 50% or more of the voting stock of the resulting entity or a parent company thereof, in substantially the same proportions as their ownership of the Company immediately prior to the transaction, or (2) in which the holders of the Company’s capital stock immediately before such transaction will, immediately after such transaction, hold as a group on a fully diluted basis the ability to elect at least a majority of the directors of the surviving corporation (or a parent company); (iii)  there is consummated a sale, lease, exclusive license, or other disposition of all or substantially all of the consolidated assets of the Company and the Company’s subsidiaries, other than a sale, lease, license, or other disposition of all or substantially all of the consolidated assets of the Company and the Company’s subsidiaries to an entity, 50% or more of the combined voting power of the voting securities of which are owned by the Company’s stockholders in substantially the same proportions as their ownership of the Company immediately prior to such sale, lease, license, or other disposition; or (iv)  individuals who, on the date the applicable agreement was adopted by the Board, are directors (the “Incumbent Board”) cease for any reason to constitute at least a majority of the directors; provided, however, that if the appointment or election (or nomination for election) of any new director was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of the applicable agreement, be considered as a member of the Incumbent Board.

Other than as set forth above, there were no arrangements or understandings between the Company’s Named Executive Officers and any other person pursuant to which they were appointed as officers as of December 31, 2019. None of the Company’s Named Executive Officers as of December 31, 2019 had a family relationship that is required to be disclosed under Item 401(d) of Regulation S-K.

DIRECTOR COMPENSATION

Each of our non-employee directors receives a monthly retainer of $3,000 for serving on the Board, which fee may be paid either in cash, options or shares of Common Stock. Board members who also serve on the Audit Committee receive additional monthly compensation of $458 for the Committee Chair and $208 for the remaining members of the Audit Committee. Board members who also serve on the Compensation Committee receive additional monthly compensation of $417 for the Committee Chair and $208 for the remaining members of the Compensation Committee. The members of the Board are also eligible for reimbursement for their expenses incurred in attending Board meetings in accordance with our policies. For the fiscal year ended December 31, 2019 the total amounts of compensation to non-employee directors (excluding reimbursable expenses) was approximately $82,564, which amount was paid $20,500 in cash with the remainder paid in stock options.

Each of our non-employee directors is also eligible to receive stock option grants under the 1999 Plan. Stock options granted under the 1999 Plan are intended by us not to qualify as incentive stock options under the Internal Revenue Code of 1986, as amended (the “Code”).

The term of stock options granted under the 1999 Plan is ten years. In the event of a merger of us with or into another corporation or a consolidation, acquisition of assets or other change-in-control transaction involving us, an equivalent option will be substituted by the successor corporation; provided, however, that we may cancel outstanding options upon consummation of the transaction by giving at least thirty (30) days’ notice.

The Company has not yet adopted a new Director Compensation Plan since the consummation of the Series D Financing.

The following table sets forth the compensation awarded to, earned by, or paid to each person who served as a director during the year ended December 31, 2019, other than a director who also served as an executive officer:

Current Directors (1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
David Carey	$7,500	$-	$8,131	$-	$15,631

Neal Goldman	$2,500	$-	$8,131	$-	$10,631

Guy Steve Hamm	$5,500	$-	$8,131	$-	$13,631

Dana Kammersgard	$0	$-	$12,865	$-	$12,865

David Loesch	$2,500	$-	$8,131	$-	$10,631

Former Directors
Robert T. Clutterbuck (3)	$-	$-	$3,152	$-	$3,152

Charles Crocker (4)	$-	$-	$2,240	$-	$2,240

John Cronin (5)	$2,500	$-	$8,131	$-	$10,631

Charles Frischer (3)	$-	$-	$3,152	$-	$3,152

(1)
Messrs. Carey, Goldman, Hamm, Kammersgard, Loesch and Miller intend to resign from their position as a member of our Board upon the Closing of the Series D Financing, or at such time that the Company has complied with the Section 14(f) and Rule 14f-1 requirements, whereby each will resign immediately thereafter.
(2)
The amounts reflect the grant date fair value of options recognized as compensation in 2019, in accordance with the provisions of FASB ASC Topic 718, and thus may include amounts from awards granted prior to 2019.
(3)
Messrs. Clutterbuck and Frischer resigned from their positions as members of our Board on May 6, 2019.
(4)
Mr. Crocker resigned from his position as a member of our Board on February 14, 2019.
(5)
Mr. Cronin resigned from his position as a member of our Board on April 1, 2020.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2019 regarding equity compensation plans approved by our security holders and equity compensation plans that have not been approved by our security holders:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-Average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders:
1999 Stock Award Plan, as amended and restated	7,204,672	$1.32	401,919

Description of Equity Compensation Plans

2020 Omnibus Stock Incentive Plan

On June 9, 2020, pursuant to authorization obtained from the Company’s stockholders, the Company adopted the 2020 Omnibus Stock Incentive Plan (the “2020 Plan”). Such plan had been previously unanimously approved by the Company’s Board. The purposes of our 2020 Plan are to enhance our ability to attract and retain highly qualified officers, non-employee directors, key employees and consultants, and to motivate those service providers to serve the Company and to expend maximum effort to improve our business results by providing to those service providers an opportunity to acquire or increase a direct proprietary interest in our operations and future success. The 2020 Plan also will allow us to promote greater ownership in our Company by the service providers in order to align the service providers’ interests more closely with the interests of our stockholders. Awards granted under the 2020 Plan are designed to qualify for special tax treatment under Section 422 of the Code.

Pursuant to the adoption of the 2020 Plan, such plan will supersede and replace the Company’s 1999 Plan and no new awards will be granted under the 1999 Plan thereafter. Any awards outstanding under the 1999 Plan on the date of approval of the 2020 Plan will remain subject to the 1999 Plan. Upon approval of our 2020 Plan, all shares of Common Stock remaining authorized and available for issuance under the 1999 Plan and any shares subject to outstanding awards under the 1999 Plan that subsequently expire, terminate, or are surrendered or forfeited for any reason without issuance of shares will automatically become available for issuance under our 2020 Plan.

DESCRIPTION OF VOTING SECURITIES

Our certificate of incorporation, as amended (our “Charter”), currently authorizes the issuance of up to 345,000,000 shares of our common stock, $0.01 par value per share (“Common Stock”), and 5,000,000 shares of preferred stock, $0.01 par value per share (“Preferred Stock”). Of our Preferred Stock, 38,000 shares have been designated as Series A Preferred, 37,468 shares have been designated as Series A-1 Preferred, 750,000 shares have been designated as Series B Preferred, and 1,000 shares have been designated as Series C Preferred. As of the Record Date, there were issued and outstanding: 137,192,877 shares of Common Stock, 19,320 shares of Series A Preferred, 18,148 shares of Series A-1 Preferred, 239,400 shares of Series B Preferred, and 1,000 shares of Series C Preferred outstanding. As of the Record Date, outstanding shares represented 191,928,260 votes, consisting of 137,192,877 attributable to Common Stock, 16,800,000 attributable to Series A Preferred, 27,920,000 attributable to Series A-1 Preferred, 45,384 attributable to Series B Preferred, and 10,000,000 attributable to Series C Preferred.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of October 21, 2020, we had five classes of voting stock outstanding: (i) Common Stock; (ii) our Series A Preferred; (iii) our Series A-1 Preferred; (iv) our Series B Preferred; and (v) our Series C Preferred. The following tables sets forth information regarding shares of Series A Preferred, Series A-1 Preferred, Series B Preferred, Series C Preferred, and Common Stock beneficially owned as of October 21, 2020.

In connection with Series D Financing, all of the outstanding shares of each of the Series A Preferred and Series A-1 Preferred will be converted into shares of Common Stock over a period of time beginning on November 1, 2020, with 100% of the such outstanding shares being converted by August 1, 2021. For additional information concerning the transactions relating to Series D Financing, including the conversion of all issued and outstanding shares of the Company’s Series A Preferred and Series A-1 Preferred into shares of Common Stock and the issuance of the new Series D Preferred, see our Current Report on Form 8-K filed with the SEC on September 30, 2020.

The following tables set forth information regarding shares of Series A Preferred Stock, Series A-1 Preferred Stock, Series B Preferred Stock, Series C Convertible Preferred Stock, and Common Stock beneficially owned as of October 21, 2020 by:

(i)
Each of our officers and directors;

(ii)
All officer and directors as a group; and

(iii)
Each person known by us to beneficially own five percent or more of the outstanding shares of our Common Stock, Series A Preferred, Series A-1 Preferred, Series B Preferred, and Series C Preferred.

Percentownership is calculated based on 18,917 shares of Series A Preferred, 18,200 shares of Series A-1 Preferred, 239,400 shares of Series B Preferred, 1,000 shares of Series C Preferred and 138,256,925 shares Common Stock outstanding as of October 21, 2020.

Beneficial Ownership of Series A Preferred Name, Address and Title (if applicable)(1)	Series A Preferred Stock (2)	% Ownership of Class (2)

Directors and Named Executive Officers:
S. James Miller, Jr., Chair of the Board	50	*
Neal Goldman, Director	4,717	24.94%
Total beneficial ownership of directors and officers as a group (9 persons):	4,767	25.1%

5% Shareholders:
Charles Frischer 4404 52nd Avenue NE Seattle, WA 98105	1,552	8.2%
Robert T. Clutterbuck 1360 East 9th Street, Suite 1250 Cleveland, OH 44114	1,073	5.7%
CF Special Situation Fund I, LP (3) 1360 East 9th Street, Suite 1250 Cleveland, OH 44114	2,802	14.8%
CAP 1 LLC (4) 14000 Quail Spring Parkway, Suite 2200 Oklahoma City, OK 73134	1,500	7.9%
Richard Leahy 322 Pilots Point Mt. Pleasant, SC 29464	1,000	5.3%

* less than 1%

(1)
Each of the Company’s Named Executive Officers and directors who do not hold shares of Series A Preferred are excluded from this table. The business address of each of the executive officers and directors is 13500 Evening Creek Drive N., Suite 550, San Diego, CA 92128.

(2)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

(3)
Robert T. Clutterbuck is President of CF Special Situation Fund I, LP.

(4)
Mr. David Sackler, President of CAP I LLC, may be deemed to have voting and investment discretion over the securities identified herein.

Beneficial Ownership of Series A-1 Preferred Name, Address and Title (if applicable) (1)	Series A-1 Preferred Stock (2)	% Ownership of Class (2)

Directors and Named Executive Officers: (3)
S. James Miller, Jr., Chair of the Board	50	*
Neal Goldman, Director	4,717	25.9%
Total beneficial ownership of directors and officers as a group (9 persons):	4,767	26.2%

5% Shareholders:
Charles Frischer 4404 52nd Avenue NE Seattle, WA 98105	1,553	8.5%
Robert T. Clutterbuck 1360 East 9th Street, Suite 1250 Cleveland, OH 44114	1,045	5.7%
CF Special Situation Fund I, LP (4) 1360 East 9th Street, Suite 1250 Cleveland, OH 44114	2,453	13.5%
CAP 1 LLC (5) 14000 Quail Spring Parkway, Suite 2200 Oklahoma City, OK 73134	1,500	8.2%
Richard Leahy 322 Pilots Point Mt. Pleasant, SC 29464	1,000	5.5%

* less than 1%

(1)
Each of the Company’s Named Executive Officers and directors who do not hold shares of Series A-1 Preferred are excluded from this table. The business address of each of the executive officers and directors is 13500 Evening Creek Drive N., Suite 550, San Diego, CA 92128.

(2)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

(3)
Messrs. Goldman and Miller intend to resign from their position as a member of our Board upon the Closing of the Series D Financing, or at such time that the Company has complied with the Section 14(f) and Rule 14f-1 requirements, whereby each will resign immediately thereafter.

(4)
Robert T. Clutterbuck is President of CF Special Situation Fund I, LP.

(5)
Mr. David Sackler, President of CAP I LLC, may be deemed to have voting and investment discretion over the securities identified herein.

Beneficial Ownership of Series B Preferred Name, Address and Title (if applicable) (1)	Series B Preferred Stock (2)	% Ownership of Class (2)
Darrelyn Carpenter	28,000	12%
Frederick C. Orton	20,000	8%
Howard Harrison	20,000	8%
Wesley Hampton	16,000	7%

(1)
Each of the Company’s Named Executive Officers and directors who do not hold shares of Series B Preferred are excluded from this table. The business address of each of the executive officers and directors is 13500 Evening Creek Drive N., Suite 550, San Diego, CA 92128.

(2)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

Beneficial Ownership of Series C Preferred Name, Address and Title (if applicable) (1)	Series C Preferred Stock (2)	% Ownership of Class (2)
Blackwell Partners LLC – Series A (3) c/o Nantahala Capital Management, LLC 19 Old Kings Highway South, Suite 200 Darien, CT 06820	128	12.8%
Seaport Global Securities LLC 360 Madison Ave, 22 Floor New York, NY 10017	100	10.0%
Nantahala Capital Partners Limited Partnership (3) c/o Nantahala Capital Management, LLC 19 Old Kings Highway South, Suite 200 Darien, CT 06820	54	5.4%
Nantahala Capital Partners II Limited Partnership (3) c/o Nantahala Capital Management, LLC 19 Old Kings Highway South, Suite 200 Darien, CT 06820	112	11.2%
Nantahala Capital Partners SI LP (3) c/o Nantahala Capital Management, LLC 19 Old Kings Highway South, Suite 200 Darien, CT 06820	397	39.7%
Shellback Financial, LLC 16405 45th Avenue North Minneapolis, MN 55446	100	10.0%
Silver Creek CS SAV, L.L.C. (3) c/o Nantahala Capital Management, LLC 19 Old Kings Highway South, Suite 200 Darien, CT 06820	59	5.9%

(1)
Each of the Company’s Named Executive Officers and directors who do not hold shares of Series C Preferred are excluded from this table.

(2)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

(3)
Nantahala Capital Management, LLC is a Registered Investment Adviser and has been delegated the legal power to vote and/or direct the disposition of securities on behalf of these entities as a General Partner or Investment Manager and would be considered the beneficial owner of such securities. The above shall not be deemed to be an admission by the record owners that they are themselves beneficial owners of these shares of Series C Preferred for purposes of Section 13(d) of the Exchange Act or any other purpose.

Beneficial Ownership of Common Stock Name and Address	Number of Shares (1)	Percent of Class (2)

Directors and Named Executive Officers:
S. James Miller, Jr., Chair of the Board (4)	2,084,539	1.5%
David Carey, Director (5)	138,386	*
Neal Goldman, Director (6)	49,322,800	32.3%
G. Steve Hamm, Director (7)	135,962	*
Dana W. Kammersgard, Director (8)	114,750	*
David Loesch, Director (9)	166,584	*
Kristin Taylor, President and Chief Executive Officer	0	*
Jonathan D. Morris, Chief Financial Officer	0	*

Total beneficial ownership of directors and Named Executive Officers as a group (8 persons):	51,813,513	33.7%

* less than 1%

(1)
All entries exclude beneficial ownership of shares issuable pursuant to options that have not vested or that are not otherwise exercisable as of the date hereof, or which will not become vested or exercisable within 60 days of October 21, 2020.

(2)
Percentages are rounded to nearest one-tenth of one percent. Percentages are based on 138,256,925 shares of Common Stock outstanding as of October 21, 2020. Options that are presently exercisable or exercisable within 60 days of October 21, 2020 are deemed to be beneficially owned by the stockholder holding the options for the purpose of computing the percentage ownership of that stockholder, but are not treated as outstanding for the purpose of computing the percentage of any other stockholder.

(3)
Messrs. Carey, Goldman, Hamm, Kammersgard, Loesch and Miller intend to resign from their position as a member of our Board upon the Closing of the Series D Financing, or at such time that the Company has complied with the Section 14(f) and Rule 14f-1 requirements, whereby each will resign immediately thereafter.

(4)
Includes 75,201 shares held jointly with spouse, 295,315 shares issuable for vested restricted stock units, each vested within 60 days of October 21, 2020, 43,479 shares issuable upon the conversion of Series A Preferred, 76,925 shares issuable upon the conversion of Series A-1 Preferred, 642,266 shares issuable upon conversion of certain convertible promissory notes and 3,987 shares issuable upon the exercise of warrants.

(5)
Includes 31,690 shares issuable for vested restricted stock units, each vested within 60 days of October 21, 2020.

(6)
Includes 28,875 shares issuable for vested restricted stock units, each vested within 60 days of October 21, 2020, 4,101,740 shares issuable upon the conversion of Series A Preferred, and 7,256,924 shares issuable upon the conversion of Series A-1 Preferred. Mr. Goldman exercises sole voting and dispositive power over 33,298,556 shares, and shared voting and dispositive power over 3,147,700 reported shares, of which 3,000,000 shares are owned by the Goldman Family 2012 GST Trust and 147,700 shares are owed by The Neal and Marlene Goldman Foundation, 2,884,413 shares issuable upon the conversion of Convertible Notes and 376,128 shares issuable upon the exercise of warrants.

(7)
Includes 31,690 shares issuable for vested restricted stock units, each vested within 60 days of October 21, 2020.

(8)
Includes 29,250 shares issuable for vested restricted stock units, each vested within 60 days of October 21, 2020.

(9)
Includes 31,690 shares issuable for vested restricted stock units, each vested within 60 days of October 21, 2020.

CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

Related Party Lines of Credit

At January 1, 2018, the Company had certain convertible Lines of Credit borrowing facilities with two members of the Company’s Board. Before their termination, (described more fully below), these convertible Lines of Credit bore interest at 8% per annum and were convertible into that number of shares of the Company’s Common Stock equal to the quotient obtained by dividing the outstanding balance by $1.25. These convertible Lines of Credit had a maturity date of December 31, 2018.

The Company evaluated the Lines of Credit and determined that the instruments contained a contingent beneficial conversion feature, i.e. an embedded conversion right that enabled the holder to obtain the underlying Common Stock at a price below market value. The beneficial conversion feature was contingent, as the terms of the conversion did not permit the Company to compute the number of shares that the holder would receive if the contingent event occurred (i.e. future borrowings under the Line of Credit). The Company has considered the accounting for this contingent beneficial conversion feature using the guidance in ASC 470, Debt. The guidance in ASC 470 states that a contingent beneficial conversion feature in an instrument shall not be recognized in earnings until the contingency is resolved. The beneficial conversion features of borrowings under the Line of Credit were to be measured using the intrinsic value calculated at the date the contingency is resolved using the conversion price and trading value of the Company’s Common Stock at the date the Lines of Credit were issued (commitment date).

  For the years ended December 31, 2019 and 2018, the Company recorded approximately $0 and $30,000, respectively, in debt discount attributable to beneficial conversion feature and accreted approximately $0 and $162,000, respectively, of debt discount. Such expense is recorded as a component of interest expense in the Company’s consolidated statements of operations.

On September 10, 2018, the Company entered into an agreement with the members of the Board, pursuant to which they agreed to exchange approximately $6.3 million and $0.6 million, respectively, of outstanding debt (including accrued and unpaid interest) owed under the terms of their respective Lines of Credit for an aggregate of 6,896 shares of the Company’s Series A Preferred. As a result of this exchange, all indebtedness, liabilities and other obligations arising under the Lines of Credit were terminated, cancelled and deemed satisfied in full. Because the holders of the Lines of Credit are members of the Company’s Board and shareholders of the Company, they are considered related parties and the exchange transaction is considered a capital transaction and is recorded within the equity accounts of the Company.

Notes Payable

On February 12, 2020, the Company entered into a factoring agreement (the “Factoring Agreement”) with a member of the Company’s Board for total loan proceeds of $350,000 (the “Factoring Loan”). The Factoring Loan to be repaid with the proceeds from certain of the Company’s trade accounts receivable approximating $500,000 and was due no later than 21 days after February 12, 2020. As of June 25, 2020, despite collection of the Company’s trade accounts receivable, $315,000 of the Factoring Loan has not been repaid and the Company is seeking an extension from the Board member. Under the terms of the Factoring Agreement, factored money will bear interest at the rate of 1% of the Factoring Loan for the first seven days, and 1% for each additional seven days until the Factoring Loan is paid in full. The Company intends to repay the full Factoring Loan under the Factoring Agreement out of proceeds from the Series D Financing.

In April 2020, the Company received an aggregate amount of $550,000 from two members of the Company’s Board. On June 30, 2020, the Company entered into promissory notes (the “Convertible Loan Notes”) in the principal amount of $550,000 (the “Convertible Loan Principal”) payable to the two members, which Convertible Loan Notes are convertible into shares of the Company’s Common Stock for $0.16 per share. The Convertible Loan Notes bear interest at the rate of 5% per annum, and mature on the earlier to occur of October 13, 2020 or on such date that the Company consummates a debt and/or equity financing resulting in net proceeds to the Company of at least $3.0 million. The holders of the Convertible Loan Notes have agreed to convert the entire Convertible Loan Principal, and all interest due pursuant to the Convertible Loan Notes, into shares of Series D Preferred upon consummation of the Series D Financing in lieu of repayment of the Convertible Loan Notes by the Company.

Professional Services Agreement

During the year ended December 31, 2018, the Company entered into professional services agreement with a firm whose managing director is also a member of the Company’s Board. During the year ended December 31, 2018, the Company recorded and paid one-half of the aggregate fee of $50,000 with the remaining payment being made during the year ended December 31, 2019.

Review, Approval or Ratification of Transactions with Related Persons

As provided in the charter of our Audit Committee, it is our policy that we will not enter into any transactions required to be disclosed under Item 404 of the SEC’s Regulation S-K unless the Audit Committee or another independent body of our Board first reviews and approves the transactions.

In addition, pursuant to our Code of Ethical Conduct and Business Practices, all employees, officers and directors of ours and our subsidiaries are prohibited from engaging in any relationship or financial interest that is an actual or potential conflict of interest with us without approval. Employees, officers and directors are required to provide written disclosure to the Chief Executive Officer as soon as they have any knowledge of a transaction or proposed transaction with an outside individual, business or other organization that would create a conflict of interest or the appearance of one.

LEGAL PROCEEDINGS

To the best of the Company’s knowledge, there is no material proceeding to which any director, nominated director or executive officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of such director, nominated director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our Common Stock and other equity securities. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2019, all Section 16(a) filing requirements were complied with in a timely manner.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Any stockholder may contact any of our directors directly by writing to them, by mail, at our principal executive offices, the address of which appears on page 1 hereof. In addition, any shareholder may report to the Board any complaints regarding accounting, internal accounting controls or auditing matters.  Any shareholder who wishes to so contact the Board should send such complaints to the Chairman of the Audit Committee at our principal executive offices.

Our Chief Executive Officer will review, summarize and, if appropriate, investigate the complaint and draft a response to the communication in a timely manner.  A member of the Audit Committee, or the Audit Committee as a whole, will then review the summary of the communication, the results of the investigation, if any, and the draft response.  The summary and response will be in the form of a memorandum, which will become part of the shareholders’ communications log that the Company maintains with respect to all shareholder communications.

DISTRIBUTION AND COSTS

We will pay the cost of preparing, printing and distributing this Information Statement. Only one Information Statement will be delivered to multiple stockholders sharing an address, unless contrary instructions are received from one or more of such stockholders. Upon receipt of a written request at the address noted above, we will deliver a single copy of this Information Statement and future stockholder communication documents to any stockholders sharing an address to which multiple copies are now delivered.

WHERE YOU CAN FIND MORE INFORMATION

We make available, free of charge, at our corporate website www.iwsinc.com copies of our annual reports filed with the SEC on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and all amendments to these reports, as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act. We also provide copies of our Forms 8-K, 10-K, 10-Q, and proxy statements at no charge to investors upon request. Additionally, all reports filed by us with the SEC are available free of charge via EDGAR through the SEC website at www.sec.gov.

DELIVERY OF DOCUMENTS TO SECURITY HOLDERS SHARING AN ADDRESS

If hard copies of the materials are requested, we will send only one Information Statement and other corporate mailings to stockholders who share a single address unless we received contrary instructions from any stockholder at that address.  This practice, known as “householding,” is designed to reduce our printing and postage costs.  However, we will deliver promptly upon written or oral request a separate copy of the Information Statement to a stockholder at a shared address to which a single copy of the Information Statement was delivered.  You may make such a written or oral request by sending a written notification stating (i) your name, (ii) your shared address and (iii) the address to which we should direct the additional copy of the Information Statement, to us at our principal executive offices, the address of which appears on page 1 hereof.

If multiple stockholders sharing an address have received one copy of this Information Statement or any other corporate mailing and would prefer us to mail each stockholder a separate copy of future mailings, you may send notification to or call our principal executive offices.  Additionally, if current stockholders with a shared address received multiple copies of this Information Statement or other corporate mailings and would prefer us to mail one copy of future mailings to stockholders at the shared address, notification of such request may also be made by mail or telephone to our principal executive offices.

SIGNATURES

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ImageWare Systems, Inc.

Date: October 27, 2020	By:	/s/ Kristin Taylor
Name: Kristin Taylor
Title: Chief Executive Officer and President

Date: October 27, 2020	By:	/s/ Jonathan D. Morris
Name: Jonathan D. Morris
Title: Chief Financial Officer